[EASTERN VIRGINIA BANKSHARES, INC. LETTERHEAD]

August 12, 2009

Mr. Christian Windsor

Special Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Eastern Virginia Bankshares, Inc.
Form 10-K for December 31, 2008
File No. 0-23565

Dear Mr. Windsor:

Eastern Virginia Bankshares, Inc. has received via fax your letter dated August 6, 2009 containing comments on the Company’s above referenced Annual Report on Form 10-K for the year ended December 31, 2008.

As discussed with David Lyon of your office on August 10, 2009, certain of our personnel, who are critical to ensuring that our response is complete, are on vacation. Thus, we intend to provide our response on or before August 28, 2009.

Please call me at 804/443-8423 or email at Ron.Blevins@bankevb.com with any questions.

Sincerely,

/s/ Ronald L. Blevins

Ronald L. Blevins

Chief Financial Officer